POWELL
  GOLDSTEIN LLP                                      Atlanta    --    Washington


                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-4561
                                                            JWHEELER@POGOLAW.COM


                                 April 24, 2006


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4569
Washington, D.C.  20549
Attn:  David Lyon

     Re:  CBC Holding Company
          Schedule 14A (Amendment No. 3)
          Filed on April 25, 2006
          File No. 0-22451

          Schedule 13E-3 (Amendment No. 3)
          Filed on April 25, 2006
          File No. 5-52551

Ladies and Gentlemen:

     On behalf of our client, CBC Holding Company ("CBC" or the "Company"), we are responding to the comments received from your office by letter dated March 27, 2006 with respect to the above-referenced Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 3 to the Proxy Statement with cross-references indicating to which comment we are responding.

     Please note that given the delay in finalizing the proxy statement, we have incorporated the going private and Sub-S proposals into the Company's proxy statement for its annual meeting of shareholders. We respectfully request your continued assistance to expedite this, what we hope to be the final review. Thank you in advance for your consideration and assistance.

General
-------

     1. In the proxy statement include a discussion of how you determined who was within various family groups, and how you determined the membership of a family group. Given that fourth cousins may constitute a family group, it is unclear to us how you know who is related to whom, and how you know who will agree to elect to be treated as a single shareholder under Section 1361(c) (1) of the IRS Code. Disclose whether or not family groups with more than 1,700 shares, who have not been invited to remain as shareholders, will have an appeal process. If they do, please explain what that process is.




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
          WE HAVE REVISED THE PROXY STATEMENT AS REQUESTED UNDER THE HEADING "DESCRIPTION OF THE PLAN - THE REORGANIZATION - MEMBERSHIP IN A FAMILY GROUP." SHAREHOLDERS WHO WISH TO APPEAL THE FAMILY GROUP DETERMINATION MAY CONTACT GEORGE RAY. THE COMPANY WILL PROMPTLY RESPOND TO ALL SUCH INQUIRIES.

     2. Please provide the staff with a copy of any Southard Financial board books relating to this transaction.

          WE HAVE PREVIOUSLY PROVIDED THE SEC WITH A COPY OF THE SOUTHARD FINANCIAL OPINION, WHICH WAS THE ONLY DOCUMENT PRESENTED BY SOUTHARD FINANCIAL TO THE BOARD. THE SOUTHARD OPINION IS ATTACHED TO THE PROXY STATEMENT AS APPENDIX E AND IS FILED AS AN EXHIBIT TO SCHEDULE 13E-3. PLEASE ADVISE IF YOU REQUIRE ADDITIONAL COPIES.

Letter regarding family group status
------------------------------------

     3. We note that your proposed letter does not tell readers in which family group they belong. Please disclose here or in the proxy statement, where appropriate, how an investor can access this information.

          WE HAVE REVISED THE LETTER TO SHAREHOLDERS, ATTACHED TO THIS LETTER AS
     EXHIBIT 1, TO INCLUDE A LIST OF THE MEMBERS OF A SHAREHOLDER'S FAMILY GROUP. WE HAVE ALSO REVISED THE LETTER TO STATE THAT A FAMILY GROUP MAY LOSE ITS STATUS AS A QUALIFYING FAMILY GROUP IF ANY MEMBER OF THE QUALIFYING FAMILY GROUP CHOOSES TO RECEIVE CASH FOR HIS OR HER SHARES OR ELECTS NOT TO BE CONSIDERED AS A SINGLE SHAREHOLDER WITH THE MEMBERS OF HIS OR HER FAMILY GROUP.

Schedule 14A
------------

     4. Where appropriate, assuming the reorganization takes place, please disclose in the proxy statement whether there is any cooperation required among family group members going forward. For example, is there any coordinated tax reporting required of a family group?

          WE HAVE DISCLOSED UNDER "DESCRIPTION OF THE PLAN - MEMBERSHIP IN A FAMILY GROUP" THAT SHAREHOLDERS ARE GROUPED INTO QUALIFYING FAMILY GROUPS SOLELY FOR THE PURPOSE OF DETERMINING CBC HOLDING COMPANY'S ELIGIBILITY TO MAKE A SUBCHAPTER S ELECTION, AND THERE IS NO ONGOING OBLIGATION FOR MEMBERS OF A QUALIFYING FAMILY GROUP TO COMBINE THEIR SHARES, FILE A JOINT TAX RETURN, OR OTHERWISE.

Shareholder Letter
------------------

     5. Given that the family group members will be fixed at the time of mailing, please revise the shareholder letter to prominently disclose towards the outset that the reorganization is being achieved by the purchase of all of the stock of each shareholder who is not a member of a family group, at a price of $17.80 per share. This concept should also be reflected on the form of proxy.

          WE HAVE REVISED THE SHAREHOLDER LETTER AND FORM OF PROXY AS REQUESTED.

     6. Please clarify or delete the reference to "Interim common stock" found in the first paragraph on the second page.

          WE HAVE DELETED THE REFERENCE TO "INTERIM COMMON STOCK" AS REQUESTED.


    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
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
     7. Please include in the last paragraph that you will attempt to answer an individuals questions about their family group status. Please also set this paragraph in bold face type.

          WE HAVE REVISED THE LAST PARAGRAPH OF THE SHAREHOLDER LETTER AS REQUESTED.

Summary Term Sheet, page 4
--------------------------

     8. Where appropriate, please affirmatively disclose whether or not a family group member will be affected by a decision to sell by another member of the same family group. For instance, it appears possible that a major shareholder might sell, leaving the total number of shares held by others in the same group at a lower level than would have originally been required for membership among the 70 family groups.

          WE HAVE REVISED THE SUMMARY TERM SHEET UNDER THE HEADING "MEMBERSHIP IN A FAMILY GROUP" TO DISCLOSE THAT MEMBERSHIP IN A QUALIFYING FAMILY GROUP MAY BE AFFECTED BY ANOTHER FAMILY GROUP MEMBER'S DECISION TO RECEIVE CASH FOR HIS OR HER SHARES. IF, AS THE RESULT OF A QUALIFYING FAMILY GROUP MEMBER'S DECISION TO SELL HIS OR HER SHARES, THE FAMILY GROUP NO LONGER OWNS AT LEAST AS MANY SHARES AS THE INITIAL 70TH QUALIFYING FAMILY GROUP, EVERY MEMBER OF SUCH QUALIFYING FAMILY GROUP WILL RECEIVE CASH FOR HIS OR HER SHARES.

          WE HAVE INCLUDED THIS DISCLOSURE THROUGHOUT THE PROXY STATEMENT WHERE APPROPRIATE.

Effects of the Reorganization on Shareholders, page 5
-----------------------------------------------------

     9. We note the restrictions imposed by the Shareholders Agreement discussed beginning on page 45. Here or elsewhere in the summary term sheet, please reflect this situation for shareholders who retain their shares.

          WE HAVE REVISED THE SUMMARY TERM SHEET UNDER "SHAREHOLDERS MUST BE ELIGIBLE TO HOLD STOCK IN A SUBCHAPTER S CORPORATION" TO INCLUDE A REFERENCE TO THE RESTRICTIONS IMPOSED BY THE SHAREHOLDERS AGREEMENT AND A REFERENCE TO A FULL DISCUSSION OF SUCH RESTRICTIONS UNDER "DESCRIPTION OF THE PLAN - THE REORGANIZATION - SHAREHOLDERS AGREEMENT."

Reasons for the Reorganization, page 6
--------------------------------------

     10. Please revise your disclosure to clarify that your estimate savings of $210,000 is only for the first year, and that subsequent years are estimated at an annual savings of $140,000.

          WE HAVE REVISED THE DISCLOSURE AS REQUESTED.

Effects of the Reorganization on Affiliates, page 8
---------------------------------------------------

     11. Disclose whether or not the directors and officers will retain their equity interest in the company, or whether they will be cashed out.

          WE HAVE REVISED THE DOCUMENT TO DISCLOSE THAT WE EXPECT THAT EACH OF THE DIRECTORS AND OFFICERS WILL RETAIN THEIR EQUITY INTERESTS IN CBC HOLDING COMPANY, EXCEPT FOR GEORGE RAY, WHO WILL ELECT TO RECEIVE CASH FOR HIS SHARES AS A RESULT OF THE LOGISTICAL AND TAX IMPLICATIONS OF HOLDING SHARES IN AN IRA.


    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
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
Financing for the Reorganization, page 9
----------------------------------------

     12. Please disclose the nature of the "adequate assurances" received by CBC. If this includes a commitment by one or a few persons, please name these persons, explain the nature of the commitment, and file any contracts or other written materials relating to the financing as exhibits. If you do not have firm commitments to adequately fund the transaction please revise your disclosure throughout the document to emphasize that you have insufficient funding for the transaction and to explain the impact of shareholder approval of the transaction absent adequate funding.

          CBC HOLDING COMPANY HAS RECEIVED A LETTER OF INTENT FROM STONECASTLE SECURITIES, LLC TO ISSUE $5 MILLION OF TRUST PREFERRED SECURITIES. WE HAVE FILED THE LETTER OF INTENT AS AN EXHIBIT TO THE SCHEDULE 13E-3. WE HAVE DELETED OUR REFERENCE TO "ADEQUATE ASSURANCES" RECEIVED BY CBC HOLDING COMPANY AS WE NOW HAVE A WRITTEN COMMITMENT TO PROVIDE FUNDING FOR THE REORGANIZATION THROUGH THE ISSUANCE OF TRUST PREFERRED SECURITIES.

Reasons for the Reorganization, page 18
---------------------------------------

     13. We note that the table and footnotes present two different "annual savings" figures. Please revise to clarify the amount of savings in the first year and savings in following years. The introduction to the second table on page 18 should make clear that the costs listed are for the first year only.

          WE HAVE REVISED THE DOCUMENT TO PROVIDE TWO SEPARATE TABLES OF ANNUAL SAVINGS FIGURES: ONE TABLE REFLECTS SAVINGS IN THE INITIAL YEAR OF COMPLIANCE AND THE OTHER TABLE REFLECTS SAVINGS IN SUBSEQUENT YEARS.

Recommendation of the Board of Directors, page 28
-------------------------------------------------

     14. Please expand your disclosure to set forth the consideration the board gave to liquidation value. Refer to Instruction 2(v) to Item 1014 of Regulation M-A. To the extent the Board did not consider liquidation, state that and explain why the factor was not deemed material or relevant. Please note that an absence of an intention to liquidate is not determinative of whether an analysis of liquidation value is material to a security holder. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719.

          WE HAVE REVISED THIS DISCLOSURE TO EXPAND THE DISCUSSION OF WHY THE BOARD DID NOT CONSIDER LIQUIDATION VALUE AS A RELEVANT MEASURE OF VALUATION.

     15. Please specifically note each line item analysis underlying the fairness opinion that does not support the board's recommendation and explain why, in light of those analyses, the board is recommending the transaction.

          SOUTHARD FINANCIAL PROVIDED A VALUATION OPINION, BUT DID NOT (AND WAS NOT ASKED TO) PROVIDE A "FAIRNESS OPINION" FOR THE TRANSACTION. SOUTHARD BELIEVES THAT ITS OPINION SHOULD BE CONSIDERED IN ITS ENTIRETY AND SHOULD NOT BE SUBJECT TO INCOMPLETE ANALYSES OF ITS PARTS, SUCH ANALYSES BEING FAULTY IN ISOLATION. AS SUCH, NEITHER SOUTHARD NOR THE BOARD IS AWARE OF ANY ANALYSIS UNDERLYING THE VALUATION OPINION THAT DOES NOT SUPPORT THE BOARD'S RECOMMENDATION. SOUTHARD'S OPINION, TAKEN IN ITS ENTIRETY, WAS INTEGRAL TO THE BOARD'S DETERMINATION THAT THE PRICE TO BE PAID TO ITS SHAREHOLDERS IS FAIR.


    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
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
          IN THE COMBINED VALUATION ANALYSIS OF COMMUNITY BANKING COMPANY (THE "BANK"), ONE OF THE VALUATION CONCLUSIONS WAS HIGHER THAN THE VALUE RECOMMENDED BY THE BOARD, CERTAIN OTHERS WERE SLIGHTLY HIGHER THAN THAT VALUE, AND ONE WAS BELOW THAT VALUE. HOWEVER, THE COMBINED VALUE REFLECTED A WEIGHTED AVERAGE OF THE APPROACHES, WITH THE WEIGHTS BASED UPON THE FACTORS NOTED IN THE OPINION. FURTHER, THE FINAL CONCLUSION OF VALUE IN THE SOUTHARD OPINION WAS ROUNDED TO THE NEAREST $0.10 PER SHARE, OR $0.03 PER SHARE LOWER THAN THE COMBINED VALUE; HOWEVER, THE ROUNDING ERROR OF 0.17% WAS DEEMED BY SOUTHARD TO BE IMMATERIAL.

Book Value, page 31
-------------------

     16. In the last sentence of this section and under "Earnings," on this page, disclose what the consideration would be using the peer group numbers.

          WE HAVE REVISED THE DISCLOSURES UNDER "BOOK VALUE" AND "EARNINGS" AS REQUESTED. HOWEVER, BECAUSE THERE ARE VAST DIFFERENCES BETWEEN THE BANK AND THE PEER GROUP, THE COMPANY AND SOUTHARD FINANCIAL FEEL THAT DISCLOSURE OF WHAT THE CONSIDERATION WOULD BE USING THE PEER GROUP NUMBERS MAY BE POTENTIALLY MISLEADING TO SHAREHOLDERS.

          IN ORDER TO ATTEMPT TO AVOID POSSIBLE SHAREHOLDER CONFUSION, WE HAVE ALSO REVISED OUR DISCLOSURE TO EXPLAIN THAT SOUTHARD APPLIED A DISCOUNT OF APPROXIMATELY 20% TO THE BOOK VALUE AND EARNINGS MULTIPLES OF THE BANK. AS DESCRIBED IN SOUTHARD'S OPINION, ATTACHED TO THE PROXY AS APPENDIX E, OFTEN IT IS NECESSARY TO APPLY A FUNDAMENTAL DISCOUNT TO THE BASE CAPITALIZATION FACTORS TO REFLECT THE RELATIVE ATTRACTIVENESS OF THE BANK AND ITS MARKET AREA, AS WELL AS ITS EARNINGS HISTORY. BECAUSE THE BANK HAS A SMALLER CUSTOMER BASE AND PRODUCT LINE THAN OTHER SMALL PUBLIC COMPANIES, THE COMPARISON OF ITS BOOK VALUE AND EARNINGS MULTIPLES TO THE MULTIPLES OF THE PEER GROUP USED IN THE OPINION MAY NOT BE MEANINGFUL.

Going Concern Value, page 31
----------------------------

     17. Please quantify the going concern value that the board considered. In addition, please clarify what aspects of the analyses and conclusions of the fairness advisor support that value. It is unclear from the fairness advisors opinion that a going concern value was considered or determined.

          IN THE OPINION OF SOUTHARD FINANCIAL, AND IN THE OPINION OF THE BOARD, THE VALUATION CONCLUSION DERIVED BY SOUTHARD FINANCIAL ($17.80 PER SHARE) REPRESENTS "GOING CONCERN VALUE," THOUGH IT IS NOT LABELED AS SUCH. THEREFORE, THE GOING CONCERN VALUE OF CBC HOLDING COMPANY IS SUPPORTED BY THE ANALYSES AND CONCLUSIONS IN THE SOUTHARD OPINION.

     18. Please expand your disclosure to explain in detail why the board considered the value to be received as a result of a sale of 100% of the stock to be an inappropriate consideration.

          WE HAVE EXPANDED OUR DISCLOSURE AS REQUESTED.

Annualized Return on Investment, page 31
----------------------------------------

     19. Please expand your disclosure to explain why the board reached its decision that annualized return on investment was relevant to a determination of fairness of the consideration being offered to holders of common stock. In addition, please explain in greater detail why the board believed that 6.24% return was "reasonable an adequate given the performance of all investments generally in such nine-year period."


    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
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
          Your disclosure should address which "investments" the board considered and also set forth some other common index returns over the same period.

          WE HAVE EXPANDED OUR DISCLOSURE AS REQUESTED. WHILE THE BOARD DID NOT CONSIDER THE ANNUALIZED RETURN ON INVESTMENTS TO BE DETERMINATIVE IN ITS DETERMINATION OF FAIRNESS, THE RETURN ON INVESTMENTS GENERALLY, AND BANK INVESTMENTS IN PARTICULAR, WAS RELEVANT INFORMATION AVAILABLE TO THE BOARD WHEN DETERMINING THAT THE COMPANY'S PAYMENT TO THE SHAREHOLDERS RECEIVING CASH IN THE REORGANIZATION WAS FAIR. SPECIFICALLY, THE BOARD CONSIDERED THAT THE NASDAQ BANK INDEX RETURN ON INVESTMENTS OVER THE LAST TEN YEARS WAS 4.49%.

Opportunity to Liquidate Shares of Common Stock, page 32
--------------------------------------------------------

     20. Reference is made to the carryover paragraph on the bottom of page 32, top of page 33. Please disclose when the other two inquiries where made, what was the consideration discussed and why the executive committee took no action.

          AS I DISCUSSED WITH DAVID LYON, WE HAVE REVISED THE DISCLOSURE TO EXPLAIN WHY THE EXECUTIVE COMMITTEE TOOK NO ACTION BUT HAVE NOT DISCLOSED FURTHER DETAILS ABOUT THE TWO INQUIRIES, AS THE INQUIRIES WERE CONFIDENTIAL IN NATURE.

Combined Valuations, page 42
----------------------------

     21. Please revise the first paragraph to explain what you mean by "the standard of value for the appraisal."

          WE HAVE REVISED THE DOCUMENT TO EXPLAIN THAT "THE STANDARD OF VALUE FOR THE APPRAISAL" MEANS FAIR VALUE.

     22. The last sentence just above Table 10 should be labeled as an opinion as should the sentence below Table 11.

          WE HAVE REVISED THE DOCUMENT AS REQUESTED.

                                    * * * * *

Other Information
-----------------

     Attached as Appendix A to this letter is a statement from the Company and
                 ----------
each filing person acknowledging that:


     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *


    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                     Tel: 404.572.6600 -- Fax: 404.572.6999
                                 www.pogolaw.com

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-4561. My fax number is (404) 572-6999.

                                        Very truly yours,



                                        /s/ James C. Wheeler
                                        James C. Wheeler


cc:     Mr. George M. Ray
        Mr. Grayson Dent
        Kathryn L. Knudson, Esq.
        Lauren E. Gudritz, Esq.




    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
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                                 www.pogolaw.com

                                    EXHIBIT 1
                                    ---------

                        [CBC HOLDING COMPANY LETTERHEAD]



                                     [Date]



[Shareholder name]
[Shareholder address]

Dear [Shareholder name],

     As of _________, 2006, CBC Holding Company has determined that you are a member of one of the 70 Qualifying Family Groups of shareholders of CBC Holding Company pursuant to the reorganization plan as described in the enclosed proxy statement. Therefore, you are entitled to elect to retain your shares in the reorganization. You are a member of one of the 70 Qualifying Family Groups because you, together with your family members, are one of the 70 family groups of shareholders collectively holding the most shares of common stock of CBC
Holding Company.   However, should a member of your Qualifying Family Group
choose to receive cash for his or her shares or elect not to be included in the family group, your family group may no longer be a Qualifying Family Group. CBC Holding Company will notify all members of any family group that loses its status as a Qualifying Family Group as promptly as practicable.

     If you wish to remain as a shareholder of CBC Holding Company, you must be eligible to be a shareholder of an S corporation and you must sign and return the following documents to CBC Holding Company at or before 5:00 p.m. on _____________, 2006, all in accordance with the section of the proxy statement titled "Description of the Plan":
          - CBC Holding Company Shareholders Agreement (the blue attachment is the signature page)
          -    S-Corporation Election Form 2553 (the yellow attachment).

     For your reference, the family group to which you have been assigned as a member is listed on the attached schedule. If you have any questions about the reorganization plan, your membership in one of the 70 Qualifying Family Groups, or the requirements for retaining your shareholder status, please contact George
M. Ray at (229) 423-4321.


                                        Sincerely,



                                        George M. Ray
                                        President and Chief Executive Officer




    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
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                                 www.pogolaw.com

                   SCHEDULE OF QUALIFYING FAMILY GROUP MEMBERS




    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                     Tel: 404.572.6600 -- Fax: 404.572.6999
                                 www.pogolaw.com

                                   APPENDIX  A
                                   -----------

     CBC Holding Company (the "Company") and the filing persons listed below hereby acknowledge and confirm that:

     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


This 24th day of April, 2006.

                                 CBC HOLDING COMPANY

                                 By:  /s/ George M. Ray
                                      ------------------------------------------
                                           George M. Ray
                                           President and Chief Executive Officer

                                 CBC INTERIM CORPORATION

                                 By:  /s/ George M. Ray
                                      ------------------------------------------
                                           George M. Ray
                                           President


                                 OTHER FILING PERSONS:

                                 *
                                 -----------------------------------------
                                 Sidney S. (Buck) Anderson

                                 *
                                 -----------------------------------------
                                 James Thomas Casper, III

                                 *
                                 -----------------------------------------
                                 Charles A. (Pete) Clark, Sr.

                                 *
                                 -----------------------------------------
                                 John T. Croley, Jr.

                                 *
                                 -----------------------------------------
                                 A.B.C. (Chip) Dorminy, III

                                 *
                                 -----------------------------------------
                                 John S. Dunn

                                 *
                                 -----------------------------------------
                                 Lee Phillip Liles

                                 *
                                 -----------------------------------------
                                 Steven L. Mitchell




    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                     Tel: 404.572.6600 -- Fax: 404.572.6999
                                 www.pogolaw.com

                                 *
                                 -----------------------------------------
                                 James A. Parrot, II

                                 /s/ George M. Ray
                                 -----------------------------------------
                                 George M. Ray

                                 *
                                 -----------------------------------------
                                 Hulin Reeves, Jr.

                                 *
                                 -----------------------------------------
                                 Robert E. Sherrell

                                 *
                                 -----------------------------------------
                                 John Edward Smith, III

                                 *
                                 -----------------------------------------
                                 Wyndall L. Walters


                                 *By  /s/ George M. Ray
                                      ------------------------------------
                                      George M. Ray
                                      as attorney-in-fact




    One Atlantic Center -- Fourteenth Floor -- 1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                     Tel: 404.572.6600 -- Fax: 404.572.6999
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